-FOR IMMEDIATE RELEASE-
ELRON GROUP COMPANY 3DV SIGNS DEFINITIVE ASSET SALE AGREEMENT
     Tel Aviv, Israel — March 29, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that 3DV Systems Ltd., a group company held by Elron and its subsidiary Rafael Development Corporation Ltd (“RDC”), entered into a definitive agreement for the sale of substantially all of its assets to a third party. Pursuant to the terms of the definitive agreement, following the payment of certain expenses, proceeds to be distributed to each of Elron and RDC is expected to be up to approximately $3 million and $4 million, respectively. Elron currently expects to record a gain of up to approximately $5 million.
     The transaction is expected to close in the second quarter of 2009. There is no assurance that this transaction will be completed.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. In particular, the future results of the combined companies are uncertain and subject to numerous variables. The impact of the transaction disclosed in this press release on the Company may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company and/or Endocare with the Securities and Exchange Commission, which the Company urges investors to consider).